Exhibt 10.1

20 August 2020
(1) Cryoport INC., as Purchaser (2) Each of the Sellers identified herein

SECURITIES PURCHASE AGREEMENT

with respect to the Securities of Advanced Therapy Logistics and Solutions SAS

En accord avec les parties, les présentes ont été reliées par le procédé ASSEMBLACT R.C. empêchant toute substitution ou addition et sont seulement signées à la dernière page

CONTENTS

1.	Interpretation	7
1.1.	Definitions	7
1.2.	Principles of Interpretation	17
2.	Sale and purchase	18
3.	Purchase price of the transferred Securities	18
3.1.	Amount of the Purchase Price	18
3.2.	Allocation of the Purchase Price amongst the Sellers	18
3.3.	Existing Indebtedness	19
3.4.	Closing Payments and Post-Closing Adjustment	19
4.	PRE-closing ACTIONS	22
4.1.	Release of financing encumbrances	22
4.2.	conversion of cryo international and cryo express into simplified joint stock companies	22
4.3.	Management of the group companies between the effective date and the closing date	23
4.4.	warranty insurance policy	23
5.	Closing	23
5.1.	Date and Place of Closing	23
5.2.	Closing Deliverables	24
5.3.	Matters at Closing	25
6.	Covenants	25
6.1.	Access to Information and Records after Closing	25
6.2.	Former Officers and Directors and Shareholders	26
7.	Representations of the Purchaser	26
7.1.	Organization, Authority and Validity	26
7.2.	No Conflict	26
7.3.	Governmental Authorizations, Consent	26
7.4.	Financing	27
7.5.	Acknowledgement	27
8.	Representations of the Sellers	27
8.1.	General Representations by each Seller Individually	27
8.2.	Additional Representations by the Sellers on a Several Basis	28
9.	REPRESENTATIONS AND WARRANTIES UNDER THE AL SPA	29
10.	Indemnification by the Sellers	31
10.1.	Nature of the Sellers' Obligations	31
10.2.	Maximum Liability - Mitigation	31
10.3.	Time Limitation – Conduct of Claims	32
11.	Non-sollicitation of employees	33
12.	NON-COMPETE	33
13.	Confidentiality	34
13.1.	Public Announcements	34
13.2.	Non-Disclosure	34
14.	Miscellaneous	34
14.1.	Further Actions	34
14.2.	Sellers' Representative	35
14.3.	Notices and Communications	36
14.4.	Costs and Expenses	37
14.5.	Absence of Third-Party Rights – Assignment	38
14.6.	Entire Agreement	38
14.7.	Explicit waivers	38
14.8.	Enforcement	38
14.9.	counsel and legal advisors	38
14.10.	Waiver of article 1995 of the French Civil Code and termination	39
14.11.	Waivers and Amendments	39
14.12.	Severability	39
14.13.	Governing Law and Disputes	39

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is entered into as of 20 August, 2020, by and between:

(1)	Cryoport, INC., a corporation organized under the laws of the State of Nevada having its principal place of business at 112 Westwood Place – Suite 350, Brentwood, Tennessee 37027 , duly represented, duly authorized for the purposes hereof (hereinafter referred to as the "Purchaser"); and

ON THE ONE HAND

AND EACH OF:

(2)	Hivest I FPCI, a fonds professionnel de capital investissement governed by articles L. 214-159 et seq. of the French Code monétaire et financier, represented by its management company (société de gestion), Hivest Capital Partners, a company (société par actions simplifiée) organized under the laws of France, having its registered office at 24, rue de Prony, 75017, Paris, France, registered with the trade and companies registry of Paris under number 823 869 979 (hereinafter referred to as "Hivest Capital Partners"), represented by Mr. Cédric Lépée, duly authorized for the purposes hereof;

(3)	Monsieur Cedric Picaud, born on 9 Decembrer 1974 in Saint-Martin-D'hères (38) residing 356 Chemin du Cret, 01170 GEX, France ;

(4)	Monsieur Guillaume Chevillon, born on 21 April 1981 in Paris 14e (75) residing 29 rue de la fontaine au roi, 75011 Paris, France ;

(5)	Madame Karine Gradzie, born on 12 December 1966 in Mans (72) residing 23 Avenue Balzac, 94210 Saint-Maur-des-Fossés, France ;

(6)	Monsieur Tangi Tremorin, born on 5 avril 1975 in Léhon (22) residing 344 Route de la Carnalaz, 73420 Drumettaz Clarafond, France ;

(7)	Madame Berangere Delahaye, born on 23 February1976 in Versailles (78) residing11 rue Eugène Carrière, 75018 Paris, France ;

(8)	Monsieur Sebastien Oudard, born on 19 November 1973 in Romilly-sur-Seine (10) residing 15 Lotissement du chemin neuf, 42410 Chavanay, France ;

(9)	Monsieur Nicolas Pedrono, born on 7 mai 1975 à Caen (14) residing R Palmeiras 53 4C, Parede, 2775-347 Parede, Portugal ;

(10)	Monsieur Mark Pettler, born on 26 December 1963 in Hartlepool (Angleterre) residing 3 Weyview Close, Guildford, Surrey GU1 1HN United Kingdom ;

(11)	Monsieur Girish Pattathil Radhakrishnan, born on 3 December 1959 in Mannur, Kerala (Inde) residing 307 Silver Creast, C Wing RAHEJA VIHAR, Chandivali Studio, Chandivali, Andheri East, Mumbai, Maharashtra 400072, Inde ;

(12)	Monsieur Wasim Dingankar, born on 10 août 1974 in Mumbai, Maharashtra (Inde) residing Carlton Patalipada Carlton CHSL, Flat 301 9th Floor, Hiranandani Estate, Ghod Bunder, Road, Thane, 400607, India ;

(13)	ATLAS Co-Invest FPS, a fonds professionnel spécialisé represented by its management company (société de gestion), Hivest Capital Partners, a company (société par actions simplifiée) organized under the laws of France, having its registered office at 24, rue de Prony, 75017, Paris, France, registered with the trade and companies registry of Paris under number 823 869 979, represented by Mr. Cédric Lépée, duly authorized for the purposes hereof;

(14)	TIKEHAU DIRECT LENDING IV, a sub-fund of Tikehau Investment II S.C.S, SICAV-SIF, an investment company with variable capital (société d’investissement à capital variable) organised as multi sub-fund specialised investment fund (fonds d’investissement spécialisé) established as a limited partnership (société en Commandite Simple), incorporated under the laws of the Grand-Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-215.556 and having its registered address at 60, avenue J.F. Kennedy, L-1855 Luxembourg Grand Duchy of Luxembourg, represented by Tikehau General Partner II S.à r.l., a limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-215.499 and having its registered office at 60, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, acting in its capacity of general partner of Tikehau Investment II S.C.S, SICAV-SIF, itself represented by Tikehau Investment Management acting in its capacity of alternative investment fund manager duly represented ;

(15)	TIKEHAU MERCATI PRIVATI EUROPEI, an Italian non-reserved closed-ended alternative investment fund (fondo di investimento alternativo di tipo chiuso non riservato) represented by its management company Tikehau Investment Management, société par actions simplifiée, having its registered office at 32, rue de Monceau 75008 Paris France, registered with the Paris Register of Commerce and Companies under number 491 909 446 duly represented ;

(16)	MTDL, a special limited partnership (société en commandite spéciale) incorporated under the laws of the Grand-Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-231.397 and having its registered office at 60, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, represented by Tikehau General Partner II S.à r.l., a limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-215.499 and having its registered office at 60, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, acting in its capacity of general partner of MTDL, itself represented by Tikehau Investment Management acting in its capacity of alternative investment fund manager duly represented ;

(17)	FPCI SWEN CO-INVEST 2, a fonds professionnel de capital investissement managed by Swen Capital Partners, a French société anonyme having its registered office located at 20-22 rue Vernier, 75017, Paris, France, registered with the trade and companies registry of Paris under number 803 812 593 and duly represented;

the Parties listed under (2) to (18) above, acting severally but not jointly (conjointement mais non solidairement), are hereinafter referred to collectively as the "Sellers" and individually as a "Seller".

ON THE OTHER HAND

The Purchaser and the Sellers are hereinafter referred to collectively as the "Parties" and individually as a "Party".

IN THE PRESENCE of:

(18)	Advanced Therapy Logistics and Solutions, a company (société par actions simplifiée) organized under the laws of France, having its registered office at 24, rue de Prony, 75017, Paris, France, registered with the trade and companies registry of Paris under number 841 182 272, represented by Mr. Cédric Picaud duly authorized for the purposes hereof (hereinafter referred to as "ATLAS" or the "Company").

RECITALS:

(A)	On the date hereof, the Sellers hold the number of Shares and Mezzanine Warrants (as such terms and such other capitalized terms as are used without definition in these Recitals are defined in Section 1 below) set forth opposite their respective names in the table at Schedule (A).

(B)	The Company holds, directly or indirectly, 100% of the share capital and voting rights in the companies listed in the table at Schedule (B) (the "ATLAS Subsidiaries");

(C)	ATLAS and the ATLAS Subsidiaries set out in the chart appearing on Schedule (B) shall hereinafter be referred to collectively as the "Group Companies" and individually as a "Group Company".

(D)	Further to the public announcement of the exclusive negotiations entered into between Air Liquide International and Hivest Capital Partners on March 2020, in respect of the acquisition by Hivest Capital Partners of the group composed of Cryo International and its subsidiaries (the “AL/Hivest Transaction”), the Purchaser, which is specialized in the cold chain logistics solutions for temperature-sensitive life sciences materials, expressed an interest for the Company.

(E)	Further to the completion of the AL/Hivest Transaction on July 29, 2020, and after a period of due diligence based on the documents and information provided by the Sellers, the Purchaser has reiterated and confirmed its desire to purchase 100% of the Company. Negotiations have been conducted between the Sellers and the Purchaser leading to an agreement between the parties reflected herein. As a consequence, the Sellers desire to sell, and the Purchaser desires to purchase, all the Transferred Securities upon the terms and subject to the conditions set forth herein (the "Transaction").

NOW, THEREFORE, THE PARTIES DO HEREBY AGREE AS FOLLOWS:

1.	Interpretation

1.1.	Definitions

In addition to such terms as are defined elsewhere in this Agreement, wherever used in this Agreement (including the Recitals) and unless the context otherwise requires, the following terms shall have the following meanings:

"Accounting Principles" means, in relation to the financial statements (consolidated, as the case may be) of any Group Company the accounting policies, methodologies, principles, practices, estimation techniques and categorization consistently applied by such Group Company over the three (3) fiscal years ending respectively on 31 December 2019, 31 December 2018 and 31 December 2017, in the preparation of its annual financial statements. In respect of Atlas and Atlas Bidco on a stand-alone basis, it is acknowledged that such companies have been very recently incorporated and that no past practices can be taken into account, and

(i)	subject to (ii), (iii) and (iv) and the definition of the Actual Net Debt, Working Capital or other relevant defined terms herein, French-GAAP will be the Accounting Principles applied to such entities,

(ii)	the consolidation at the Atlas level, and more generally for the purposes of the Closing Balance Sheet, will be done using the accounting policies, methodologies, principles, practices, estimation techniques and categorization consistently applied by Cryo International over the three (3) fiscal years ending respectively on 31 December 2019, 31 December 2018 and 31 December 2017 in the preparation of the consolidated accounts at its level) even if there may be some inconsistencies or inaccuracies as regards French GAAP (or IFRS) and

(iii)	for the purposes of the determining the Actual Closing Net Debt, the methodology, principles and calculation will shall be same as those used for the determination of the Estimated Net Debt and the specific rules detailed in Schedule E (and in the definitions of Cash and Indebtedness).

(iv)	for the purposes of determining the Actual Closing Working Capital, the methodology, principles and calculation shall be the same as those used for the determination of the Target Closing Working Capital and the specific rules detailed in Schedule F in respect of the Target Closing Working Capital.

"Accounts Closing Delivery” has the meaning ascribed to it in Section 5.2(a)(i);

"Actual Closing Net Debt" means the actual Net Debt of the Group Companies as at the Closing Date as resulting from the Closing Balance Sheet as finally determined and agreed between the Sellers’ Representative and the Purchaser or as otherwise determined in accordance with Section 3.4(d);

"Actual Closing Working Capital" means the actual Working Capital of the Group Companies as at the Closing Date as resulting from the Closing Balance Sheet as finally determined and agreed between the Sellers’ Representative and the Purchaser or as otherwise determined in accordance with Section 3.4(d);

"Affiliate" when used with reference to a specified Person, means any other Person that directly or indirectly through one or more intermediaries Controls, is Controlled by, or is under common Control with, such specified Person;

"Agreement" means this agreement and the schedules hereto;

"Air Liquide International" means Air Liquide International S.A., a société anonyme, incorporated and existing under the laws of France whose registered office is at 75, Quai d'Orsay, 75007, Paris, France and registered with the trade and commerce registry of Paris under number 552 134 736.

“AL/Hivest Transaction” has the meaning ascribed to it in Paragraph (D) of the Recitals;

"AL SPA" means the share purchase agreement dated 19 June 2020 entered into between Air Liquide International and the Company;

"ATLAS" has the meaning ascribed to it in the Preamble;

"Atlas Bidco" means Atlas Bidco, a company (société par actions simplifiée) organized under the laws of France, having its registered office at 24, rue de Prony, 75017, Paris, France, registered with the trade and companies registry of Paris under number 885 010 249.

"ATLAS Subsidiaries" has the meaning ascribed to it in Paragraph (B) of the Recitals;

"Bankruptcy Proceedings" means any proceeding provided under Book VI of the French Commercial Code (Livre VI du Code de commerce) or, in other jurisdictions, any similar bankruptcy or insolvency proceedings or proceedings for the prevention or resolution of business difficulties;

"Business Day" means any day (other than Saturday or Sunday) on which banks and financial markets are open in Paris (France) and in New York (United States of America);

“Cash” means with respect to all the Group Companies, on a fully consolidated basis, and without double counting:

(i)	the cash and cash equivalents, convertible to cash within no more than 60 days, as determined in accordance with the Accounting Principles, less outstanding checks issued by the Group Companies but increased by undeposited checks in possession of the Group Companies,

(ii)	The amount excl. VAT recovered in July 2020 from a DHL invoice aged more than 1 year which corresponds to a fixed amount of two hundred and five thousand euros (EUR 205,000.00), it being understood that this amount can also decrease the Target Closing Working Capital if not included in the Cash Definition,

(iii)	“CFE Recovery”: the difference between (1) the total amount of CFE (cotisations foncières des entreprises) to be recovered by the French subsidiaries amounting to two hundred an ten thousand (EUR 210,000.00) (such amount is a fixed amount, mutually agreed by the Parties as such) and (2) the amount of CFE actually recovered at the Closing Date or, and without double counting, accounted in the Working Capital;

(iv)	A fixed amount of one hundred sixteen thousand euros (EUR 116,000.00) placed in an escrow account for the benefit of Spirit as part of the new Tremblay lease, it being understood that this amount shall be decreased by the amount already recovered at Closing Date or, and without double counting, the amount accounted in the Working Capital

(v)	The amount of recoverable VAT (including VAT to be recovered once the Unpaid Transaction Fees will be paid) on the fees paid by ATLAS or ATLAS Bidco as part of the AL/Hivest Transaction, it being understood that as of 31-July-2020, Seller represents that the best estimate of this amount was five hundred seventy-nine thousand euros (EUR 579,000.00),

(vi)	any fees, including VAT, actually paid (or accounted and to the extent reflected in the Working Capital) to Crowe HAF or Daniel Plessis to prepare the Accounts Closing Delivery,

(vii)	An amount of one million five hundred thousand euros (EUR 1,500,000.00) as mutually agreed upon by the parties during the negotiations.

Unless otherwise envisaged (as in (iii) and (iv) when an asset included in the Working Capital can be used for the purpose of diminishing amounts (iii) and (iv)), for the avoidance of doubt, all assets included in the Working Capital shall not be included in Cash and vice versa. For illustration purposes, the calculation of estimated Cash as at 30-Sept-2020 is set out in Schedule E.

"Closing" means the completion of the sale and purchase of the Transferred Securities and the transfer of ownership (transfert de propriété) of the Transferred Securities to the Purchaser pursuant to Section 4;

"Closing Balance Sheet" has the meaning ascribed to it in Section 3.1(d);

"Closing Date" means the date on which Closing shall take place in accordance with Section 5.1;

"Closing Payments" has the meaning ascribed to it in Section 3.4;

"Closing Purchase Price" has the meaning ascribed to it in Section 3.4;

"Company" has the meaning ascribed to it in the Preamble;

“Competing Business” has the meaning ascribed to it in Section 12;

"Confidentiality Agreement" means the confidentiality agreement dated March 11th, 2020, entered into between the Purchaser and Hivest Capital Partners;

"Connected Persons" when used with reference to a specified Person, means the general partners, agents, directors, employees, representatives, auditors and advisors of such specified Person;

"Control" has the meaning set forth in Article L. 233-3 I of the French Commercial Code (Code de commerce); it being specified that a fund shall be deemed to be controlled by the company or the general partner managing or advising such fund;

"Cryo International" means Cryo International S.A. a French société anonyme organized under the laws of France, having its registered office at 171, avenue Henri Barbusse, 93000, Bobigny, France, registered with the trade and commerce registry of Bobigny under number 529 218 687;

“Data Room” means the information in the virtual data room made available by the Sellers’ Representative to the Purchaser, which has been copied onto a CD-ROM copies of which have been provided to and are retained by the Sellers’ Representative and the Purchaser;

"EIDAS Regulation" means the Regulation (EU) N°910/2014 of the European Parliament and of the Council dated 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market.

"Electronic Signature Laws and Regulations" means articles 1366 and 1367 of the French Civil code, the decree n°2017-1416 dated 28 September 2017 on the electronic signature and the EIDAS Regulation.

“Effective Date” means July 29, 2020, which is the date on which the Company acquired Cryo International and the other ATLAS Subsidiaries;

"Encumbrance" means any pledge of real or personal property (nantissement or gage), mortgage (hypothèque), lien (privilège) (other than a lien arising by operation of Law in the ordinary course of trading), right of retention (droit de rétention), ownership right (démembrement), pre-emption rights, options or other security (sûreté);

"Enterprise Value" has the meaning ascribed to it in Section 3.1(a);

"Entity" means any company (société), partnership (limited or general), joint venture, trust, association, economic interest group (groupement d'intérêt économique) or other organization, enterprise or entity, whether or not vested with the attributes of a legal person (personne morale);

"Estimated Closing Net Debt" means an amount of eighteen million hundred ninety one thousand and hundred eighty three euros (€18,191,183) calculated in accordance with Schedule E;

"Estimated Closing Working Capital" means an amount of five million nine hundred seven thousand euros (€5,907,000) calculated in accordance with Schedule E;

“Estimated Working Capital Adjustment” means the amount by which the Estimated Working Capital exceeds the Target Closing Working Capital (which shall be expressed as positive amount) or the amount by which the Estimated Closing Working Capital is less than the Target Closing Working Capital (which shall be expressed as a negative amount). Such amount is equal to a negative amount of minus one million and thirty three thousand euros (€1,033,000);

"Existing Facilities" means the Existing Senior Facilities Agreement;

"Existing Indebtedness" means all outstanding and unpaid amounts owing as at the Closing Date (in principal, interest, penalties and any other sums) by the Group Companies, pursuant to, or in connection with, the Existing Facilities (including, without limitation, all break fees due in connection with the voluntary prepayment of any sums due by the Company pursuant to, or in connection with the Existing Facilities), as determined in accordance with the terms of the Existing Facilities.

"Existing Senior Facilities Agreement" means the subscription agreement entered into on 29 July 2020 by and between Atlas Bidco, the Company and inter alia Tikehau Direct Lending IV, Tikehau Mercati Privati Europei, MTDL and FPCI Swen Co-Invest 2 in the original aggregate principal amount of €17,700,000;

"Expiry Date" has the meaning ascribed to it in Section 10.3(b);

“Financing Encumbrances” means any Encumbrance(s) granted to secure any Group Company’s obligations under the Existing Indebtedness as listed in Schedule 4.1;

"Governmental Authority" means any court or government (federal, state, local, national, foreign, provincial or supranational) or any political subdivision thereof, including, without limitation, any department, commission, ministry, board, bureau, agency, authority, tribunal or arbitral body, exercising executive, legislative, judicial, regulatory or administrative authority, including any self-regulatory authority or quasi-governmental entity established to perform any of these functions;

"Governmental Authorization" means any approval, consent, permit, ruling, waiver, exemption or other authorization (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law;

"Group Companies" has the meaning ascribed to it in Paragraph (C) of the Recitals;

"Hivest Capital Partners" has the meaning ascribed to it in the Preamble;

"Indebtedness" shall mean at any time, on a fully consolidated basis, and without double counting, the aggregate amount, with respect to all Group Companies, of all financial obligations of such Group Company for or in respect of:

(i)	borrowed money (including all obligations in respect of principal, accrued interest, penalties, breakage costs, penalties with respect to early prepayment, fees and premiums) including the Existing Indebtedness and the Vendor Loan but excluding Factoring,

(ii)	notes, bonds, debentures, or other debt security and including any related debt cancellation costs or repayment costs and penalties and related accrued interest,

(iii)	deferred purchase price of assets, property, securities, goods or services (in each case, other than in the ordinary course of business) including the non-contingent amount of any current or future obligations under any “earn-outs” or similar obligations (including, if non-contingent, (i) any amounts due to former owners of any Group Company or “Company notes” payable, and (ii) any amounts payable attributable to the period prior to the Closing Date),

(iv)	letters of credit, standby letters of credit and bankers’ acceptances or similar instruments, in each case to the extent drawn upon or payable,

(v)	any finance leases capitalized in the accounts under (a) the Accounting Principles or (b) those that are required under IFRS (but excluding IFRS 16 for (a) and (b)) to be classified as capital leases,

(vi)	any interest rate swaps, collars, caps, currency hedging agreement or other similar instrument (to the extent in a liability position and each time, considered at their marked to market value - if not in a liability position, it will be added to Cash),

(vii)	non contingent obligations in relation to any amounts owed by the Group Companies resulting from previous transactions (acquisitions of companies or assets but other than in the ordinary course of business), that remain unpaid, or amounts that become unconditionally payable as a result of the transactions contemplated in this Agreement,

(viii)	“Aged AR”: an amount of three hundred fifty thousand euros (EUR 350,000.00) for the purpose of the aged receivables as mutually agreed upon by the Parties,

(ix)	“Remaining Carve-Out Costs”: the difference between (1) one million four hundred thirty-two thousand euros (EUR 1,432,000.00) which corresponds to the budgeted carve-out costs (IT, rebranding, relocation from Bobigny to Tremblay, SAGE, accounting and finance) excl. VAT or its foreign equivalent as mutually agreed upon by the Parties and (2) carve-out costs, excl. VAT, having already being accounted as of the Closing Date (to the extend paid on or prior to the Closing Date or reflected in Working Capital), it being understood that if the Closing Date were 30-June-2020, the Remaining Carve-Out Costs would be one million two hundred thousand euros (EUR 1,200,000.00) as mutually agreed upon by the Parties,

(x)	“Pension Costs”: an amount of one hundred seventy-six thousand euros (€176,000) for the purpose of the accrued and unpaid obligations in respect of severance due (and that should reasonably be payable during a period not exceeding 10 years after the Closing Date) as mutually agreed upon by the Parties,

(xi)	“Trapped Cash”: an amount corresponding to five percent (5%) of the Cash held by the Korean subsidiary, as mutually agreed upon by the Parties,

(xii)	“Unpaid Settlement Not Covered”: the difference, if it is a positive amount, between (1) one hundred thousand euros (EUR 100,000.00) and (2) costs already accounted before the Closing Date (to the extend paid on or prior to the Closing Date or reflected in Working Capital) regarding the on-going litigation in Israel between PDP Courier Services Ltd and PDP Israël Ltd., an Israeli company registered under number 514694736 with the trade and companies registry (including costs and expenses incurred in connection to the litigation), it being understood that if the Closing Date were 31-July-2020, the Unpaid Settlement Not Covered would be fifty-nine thousand and one hundred euros (EUR 59,100.00),

(xiii)	“Factoring”: the net amounts raised pursuant to the Factoring Agreements, it being specified that it shall only include the actual cash retrieved from the sale of receivables and that unpaid and accrued factoring fees (incl. interests) shall be added to those amounts;

(xiv)	“Unpaid US Sales Tax”: an amount of eighty-eight thousand euros (EUR 88,000.00) as mutually agreed upon by the Parties,

(xv)	“Unpaid Transaction Fees”: the amount of fees related to the AL/Hivest Transaction and fees incurred for the sole benefit of or directed by the Sellers (but, for the avoidance of doubt, excluding fees owed to Crowe HAF or Daniel Plessis for preparing the Accounts Closing Delivery) in connection with the negotiation, preparation and signing of this Agreement and the consummation of the transactions contemplated hereby, including any VAT related to either transaction, still unpaid at Closing Date (it being understood that (a) such amounts shall be paid by the Group Companies on Closing Date to the extent such amounts are specifically identified and payment instructions are provided to Buyer at least three business days prior to the Closing Date and (b) Unpaid Transaction Fee effectively paid on or before Closing Date and accounted for in the Cash shall no more be considered in the Indebtedness),

(xvi)	“Indian Compounding”: An amount of four hundred fifty thousand euros (EUR 450,000.00) regarding potential compounding proceedings rules breaches in India as mutually agreed upon by the Parties,

(xvii)	any amounts owed (and not paid at Closing Date) to Sellers or their Affiliates other than salary or compensation due to individual Sellers that are also an officer of employee of a Group Company solely for their salary or compensation for such services and excluding any compensation arising out of the AL/Hivest Transaction or the transactions contemplated by this Agreement,

(xviii)	in the nature of guarantees, directly or indirectly, of the obligations described in clauses (i) through (xvii) above of any Group Companies, in each case calculated in accordance with the Accounting Principles,

(xix)	declared but unpaid dividends of ATLAS.

provided, that, “Indebtedness” shall not include (A) any intercompany indebtedness between the Company and/or its wholly-owned Subsidiaries, solely to the extent of the part of the indebtedness that eliminates on consolidation, and as determined in accordance with the Accounting Principles and, for the avoidance of doubt, all liabilities included in Working Capital shall not be included in Indebtedness and vice versa (with the exception of payables and/or provisions related to items (ix) and (xii) which can be used in the calculation of Remaining Carve-Out Costs (2) and Unpaid Settlement Not Covered (2) to decrease the amount of (ix) and (xii) to the extent they are paid on or prior to the Closing Date or included in the Working Capital) and (B) for the avoidance of doubt, the earn-out provided under the AL SPA (which is a contingent obligation) ; for illustration purposes, the calculation of estimated Indebtedness as at September, 30 2020 is set out in Schedule E;

"Independent Expert" means:

(i) under condition that they deliver prior to Closing, a statement confirming their absence of conflict of interest or established commercial relationships with any of the Parties, Grant Thornton represented by its partner in charge of the company valuation department in France, or, if he/she cannot or does not wish to act as the Independent Expert for any reason whatsoever, then

(ii) the partner of any other recognized independent certified public accounting firm established in Paris appointed by the Seller’s Representative and the Purchaser within seven (7) calendar days of notice by one to the other requiring such agreement or, failing such agreement, to be appointed by order of the President of the Commercial Court of Paris upon filing of a writ of summary proceeding (saisie en la forme des référés), without recourse, by either of the Purchaser or the Sellers' Representative;

"IFRS" means the International Financing Reporting Standards as published by the International Accounting Standards Board.

“Judgment” means any award, decision, injunction, judgment, writ, order, international convention, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator.

"Law(s)" means any law, statute, regulation, rule, ordinance, principle of common law, order or decree of any Governmental Authority (including any judicial or administrative interpretation thereof) in force, fully implemented and enforceable as of the date hereof;

“Leakage” means, other than Permitted Leakage, the sum of the amounts resulting from any of the following events to the extent it would occur after the Effective Date and prior to, or as of, the Closing without being taken into account in the Purchase Price, Actual Closing Net Debt (notably through a decrease of the Cash or an Increase of the Indebtedness)) or Actual Closing Working Capital (through, for example, an increase in payables and/or provisions:

(i)                  any payments made (including distributions, bonuses, loan repayments, management fees, monitoring fees) or agreed to be made or any assets transferred or agreed to be transferred by or on behalf of any Group Company to or for the benefit of the Sellers or any member of the Sellers’ Group or benefits with a monetary value made, or agreed to be made, by, or any action whose effect would be to directly shift economic value from, any Group Company to the Sellers or any member of the Sellers’ Group or any payment of, or right to payment of, bonuses or other benefits granted to employees of any of the Group Companies in relation to the AL Transaction or the operations contemplated herein, each time to the extend not included in the Actual Closing Net Debt or the Actual Closing Working Capital ;

(ii)                any Transaction Costs incurred prior to Closing, not included in the Actual Closing Net Debt or the Actual Closing Working Capital, and to be paid after Closing;

(iii)              any liabilities assumed, indemnified or incurred or agreed to be assumed, indemnified or incurred (including under any guarantee, indemnity or other security) by or on behalf of any Group Company for the benefit of the Sellers or any member of the Sellers’ Group not included in the Actual Closing Net Debt or the Actual Closing Working Capital;

(iv)              any Tax payable by any Group Company (or which would have been payable by any Group Company but for the use of a relief) as a consequence of any of the matters referred to in paragraphs (i) and (ii) above.

Any amount considered in the Leakage shall be considered net of any Tax Relief.

"Local GAAP" means the generally accepted accounting principles, applicable as at the date on which the respective financial statements are prepared, in the country where the relevant financial statements are to be prepared and filed;

“Long Stop Date” means December 1, 2020;

“Material Adverse Change” means (1), with respect to the operations of the Group Companies, taken as a whole, events which (the conditions in (i) and (ii) having to be all satisfied, and taking into account any of the exclusions in (x), (y)) (i) only result from new events (other than developments (including administrative, judicial or arbitral proceeding(s) and/or governmental investigation) of Fairly Disclosed risks (as Fairly Disclosed is defined in the AL SPA) which would occur after the date hereof, and (ii) (A) result or can be reasonably expected to result in a negative impact of more than 1,000,000 euros on the consolidated EBITDA of the Group Companies for fiscal year 2020 or 1,500,000 euros on the consolidated EBITDA for fiscal year 2021 or (B) result or can be reasonably expected to result from administrative, judicial or arbitral proceeding(s) and/or governmental investigation(s) or proceeding(s) against any of the Group Companies in damages, sanctions, penalties and or costs of at least 5,000,000 euros; and excluding in any case any event (and their impact on the EBITDA or on (B) above) arising out of or attributable to (x) financial or securities markets in general , and any changes after the date hereof in general in any country where the Group Companies operate or global economic conditions and any changes after the date hereof in conditions generally affecting the industry or the other industries in which the Group Companies materially engages, (y) any measures related to, or facts, matters or circumstances related to the COVID-19 virus and/or any escalation or worsening thereof or (2) the permanent disability or death of Christophe Picaud as CEO of the Company.

"Mezzanine Warrants" means the 3,540 mezzanine warrants giving right to shares of the Company attached to the obligations à bons de souscription d’actions issued by Atlas Bidco on 29 July 2020;

"Net Debt" means the Indebtedness minus the Cash provided that, for the avoidance of doubt, (i) if the amount of Cash exceeds the amount of Indebtedness, then Net Debt shall be a negative amount and (ii) if the amount of Indebtedness exceeds the amount of Cash, then Net Debt shall be a positive amount;

“Net Debt Adjustment” has the meaning ascribed to it in Section 3.4;

"Ordinary Shares" means the 1,333,333 ordinary shares of the Company including those issued by the Company on 29 July 2020;

"Organizational Documents" means when used with respect to (i) any company (société) or other incorporated Entity, the memorandum and articles of association (statuts), charter or similar constitutional documents of such company (société) or other incorporated Entity, as filed with the relevant commercial registry, company registrar or other Governmental Authority, as the same may be amended, supplemented or otherwise modified from time to time, and (ii) any partnership or other unincorporated Entity, its certificate of formation, partnership agreement, governing agreement (contrat constitutif) and/or similar constitutional documents, as the same may be amended, supplemented or otherwise modified from time to time;

"Paragraph" means a paragraph of this Agreement;

"Party" has the meaning ascribed to it in the Preamble;

“Permitted Leakage”: means:

(i)                 any action or payment agreed to in this Agreement, undertaken at the written request of, or with the written consent of, Purchaser, or which are already accounted for in the Indebtedness or which have decreased the level of Cash at Closing or the Actual Closing Working Capital, and

(ii)                the remuneration paid to Sellers or their Affiliates who are also officers or employees of any Group Company, in the ordinary course of business including those disclosed in Section 12.4 of the Data Room.

(iii)              any action or payment set forth in Schedule 8.2(l) and which are already accounted for in the Indebtedness or which have decreased the level of Cash at Closing or the Actual Closing Working Capital.

"Person" means a natural person, Entity or Governmental Authority;

"Post-Closing Adjustment" has the meaning ascribed to it in Section 3;

"Preferred Shares" means the 11,099,167 issued by the Company on 29 July 2020;

"Purchase Price" has the meaning ascribed to it in Section 3.1(a);

"Purchaser" has the meaning ascribed to it in the Preamble;

“Purchaser’s Group” means the Purchaser and its Affiliates from time to time;

"Purchaser’s Statement" has the meaning ascribed to it in Section 3.4(d);

"Records" has the meaning ascribed to it in Section 6.1(a);

“Remaining Carve-Out Costs” mean the costs or fees mentioned in and taken into account as “Remaining Carve-Out Costs” in the calculation of the Indebtedness;

“Restricted Period” means a period of 24 months from and including the Closing Date;

“Restricted Territory” means, if the Group Companies actually operate in it as at the date hereof, each of the following jurisdictions:

i.	within the Americas: the United States of America;

ii.	within Asia: India, Japan, Singapore and South Korea;

iii.	within Europe: France, Germany, the Netherlands, Poland, Portugal, Belgium, Ireland, Italy, Luxembourg, Spain, Switzerland and the United Kingdom.

"Schedule" means a schedule to this Agreement;

"Section" means a section of this Agreement;

"Seller(s)" has the meaning ascribed to it in the Preamble;

"Sellers’ Disagreement Notice" has the meaning ascribed to it in Section 3;

“Sellers’ Group” means the Sellers and their Affiliates other than the Group Companies;

"Sellers' Representative" has the meaning ascribed to it in Section 14.2(a);

"Shares" means the Ordinary Shares and the Preferred Shares;

"Target Closing Working Capital" means an amount of six million nine hundred and forty thousand euros (€6,940,000) euros, calculated in accordance with the methodology set forth in Schedule F;

“Tax” means all tax liabilities, including without limitation all direct or indirect taxes, income or non-income taxes, transfer taxes, withholdings, duties, levies, deductions, property taxes, escheat and/or unclaimed property, business taxes, stamp duties, value added taxes, customs and excise tax and social contributions , advance tax, self-assessment tax, capital gains, taxes on account of indirect share transfer, tax on account of income from other sources, employment, profession, stock option withholdings, outstanding withholding tax dues, transfer pricing adjustments, interest, demands, goods and services, input tax credits, disallowed expenditures in tax assessments, other interests payables, unreconciled tax withholding certificates, tax credits, withholding tax obligations and all related fines, penalties, charges and interest imposed or collected by any Tax authority whether directly or primarily chargeable against, recoverable from or attributable to any of the Group Companies or another person including as a result of being a member of a consolidated tax group (and “Taxes” and “Taxation” shall be construed accordingly)

"Tax Relief" means any Tax loss effectively and actually deducted from any computing income, profits or gains for the purposes of any Tax.

"Transaction" has the meaning ascribed to it in Paragraph (F) of the Recitals;

“Transaction Costs” means any fees, expenses or other costs agreed to be paid or paid by any Group Company after the Closing Date or prior to or on Closing Date but not included in the Actual Net Debt or in the Actual Working Capital, in respect of (i) the Transaction or the transactions contemplated by this Agreement by any Group Company (to the extent such fees, expenses or other costs are paid or payable for the sole account of the Sellers) and (ii) the AL/Hivest Transaction or the transactions contemplated by the AL SPA by any Group Company (but excluding any Remaining Carve-out Costs). The amounts of the Transaction Costs as at the date hereof are in Section 13.6.1 of the Data Room (minor changes may be expected as of Closing Date);

"Transferred Securities" means (i) all the Shares and (ii) all the Mezzanine Warrants;

"Unit Price" means the price allocated to each of the Transferred Securities as determined in Schedule 3.2, it being specified and agreed that such Schedule 3.2 and the allocation of the Unit Price referred therein may be amended at any time prior to Closing Date by the Sellers’ Representative subject to a prior notice to the Purchaser and without the global Purchase Price being changed;

"Vendor Loan" means the vendor loan (crédit vendeur) amounting to four million euros (EUR 4,000,000) granted by Air Liquide International to the Company as part of the acquisition by the Company of Cryo International and its subsidiaries.

"Working Capital" means the balance between (i) inventories, trade accounts receivables and prepaid expenses of the Group Companies and (ii) trade accounts payables of the Group Companies, as determined in accordance with the Accounting Principles and provided that (1) all assets or liabilities included in Indebtedness or Cash shall not be included in Working Capital and vice versa (unless otherwise envisaged in the definition of Cash and Indebtedness) and (2) any intercompany payables and receivables among the Group Companies (solely to the extent of the part of the payables and receivables that eliminates on consolidation) shall not be included in Working Capital; it is understood that the methodology and accounting principles shall be consistently applied for between the Target Working Capital and the Working Capital (hence, Working Capital excludes, for sake of clarity, any items relating to payment of remuneration or other sums to employees and/or officers and any social and tax charges in relation thereto) for reference purposes, the calculation of Working Capital as at each end of month of the year 2019 is set out in Schedule (F), and as at 30-June-2020 is set out in Schedule (E).

“Working Capital Adjustment” has the meaning ascribed to it in Section 3.4;

“W&I Insurance Policy” means the insurance policy to be entered into on the Closing Date, between the Purchaser as the insured and the W&I Insurer ;

“W&I Insurer” means the W&I Insurance provider;

1.2.	Principles of Interpretation

(a)	The words "includes" and "including" shall mean including without limitation.

(b)	Any reference herein to "Preamble", "Recitals", "Section", "Paragraph" or "Schedule" shall be deemed a reference to the preamble, the recitals, a section or a paragraph of, or a schedule to this Agreement unless otherwise specified.

(c)	Headings to Sections or Paragraphs and Schedules are for information only and are to be ignored in construing the same unless the context otherwise requires.

(d)	Definitions given for a noun also apply mutatis mutandis to verbs, adjectives and adverbs that have the same root and vice versa.

(e)	Words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders.

(f)	The Schedules to this Agreement shall be deemed to be a part of this Agreement, and references to "this Agreement" shall be deemed to include the same.

(g)	The provisions of Articles 640 to 642 of the French Code of Civil Procedure (Code de procédure civile) shall be applied to calculate the period of time within which or following which any act is to be done or step taken, provided that for purposes of this Agreement, the references in Article 642 to "un jour férié ou chômé" and "premier jour ouvrable" shall be interpreted by reference to the definition of "Business Day" appearing herein.

(h)	Unless the context otherwise requires, any reference to a statutory provision shall include such provision as it exists and is construed as of the date of this Agreement.

(i)	Any reference to "writing" includes any methods of representing words in a legible form (other than writing on an electronic or visual display screen), or other writing in non-transitory form.

(j)	A reference to a specific time of day shall be to local time in New York City, United States of America. Where a term in English is translated in French, or only written in French, the French translation shall prevail.

(k)	For the purposes of calculating any amounts pursuant to the formulas in this Agreement, a reference to the excess of any amount over a second amount shall imply always that whenever such excess is negative (i.e. the second amount is greater than such amount), the excess shall be deemed to be equal to zero.

2.	Sale and purchase

Upon, and subject to, the terms and conditions of this Agreement, at Closing, each of the Sellers (each with respect to the Transferred Securities which such Seller owns on the Closing Date) agrees to sell and deliver to the Purchaser and the Purchaser agrees to purchase from the Sellers, all of the Transferred Securities at Closing, with all rights attached or accruing to them at Closing, free and clear of all Encumbrances.

The Purchaser shall not be obliged to complete the acquisition of the Transferred Securities unless the purchase of all the Transferred Securities is completed simultaneously in accordance with this Agreement.

3.	Purchase price of the transferred Securities

3.1.	Amount of the Purchase Price

(a)	The purchase price of the Transferred Securities shall be equal to:

-	forty nine million euros (€ 49,000,000) (the "Enterprise Value"),

-	minus, the amount of the Actual Closing Net Debt (if it is a positive amount) or plus the absolute value of the Actual Closing Net Debt (if it is a negative amount),

-	plus, the Working Capital Adjustment if the Actual Closing Working Capital is greater than the Target Closing Working Capital or minus, the absolute value of the Working Capital Adjustment if the Actual Closing Working Capital is less than the Target Closing Working Capital;

in each case as finally determined in accordance with Section 3.4(d) (the "Purchase Price").

3.2.	Allocation of the Purchase Price amongst the Sellers

(a)	The Purchase Price shall be allocated amongst the Sellers by the Sellers’ Representative based upon the number and class of Transferred Securities sold by each Seller to the Purchaser on the basis of the Unit Prices determined in accordance with Schedule 3.2 (as amended by the Sellers’ Representative, as the case may be, it being understood that such Shedule 3.2 details the formula to be used to determine the Unit Prices and gives an illustrative calculation on the basis of the Closing Purchase Price) after deduction of the relevant transaction costs from the proceeds allocated to each Seller prorata to its portion of the Purchase Price.

(b)	The allocation of the Purchase Price and the determination of the Unit Prices as set forth in Schedule 3.2 (as amended by the Sellers’ Representative, as the case may be) is made under the sole and exclusive responsibility of the Sellers and the Purchaser shall incur no liability whatsoever in respect thereof. The Sellers hereby irrevocably grant to the Sellers’ Representative all powers to receive any payments due hereunder to the Sellers and to reallocate such payments in accordance with 3.2(a) above and accordingly the Purchaser shall be fully discharged by any payment made under this Agreement to the Sellers’ Representative upon the sole decision of the Sellers’ Representative (to the extent the entire Purchase Price is paid and without prejudice to post-Closing adjustments provided herein).

3.3.	Existing Indebtedness

(a)	The Purchaser acknowledges that the Existing Indebtedness becomes due and payable in full on the Closing Date as a result of the Transaction.

(a)	The Purchaser shall, on the Closing Date, as an essential condition for the Sellers to sell the Transferred Securities, repay, on behalf of Atlas Bidco, or cause Atlas Bidco to repay, the full amount of the Existing Indebtedness.

3.4.	Closing Payments and Post-Closing Adjustment

The following payments (the "Closing Payments") shall be made (without any withholding or implementation of withholding tax on the payment to be made) at Closing:

(a)	Payment of the Closing Purchase Price. At Closing, the Purchaser shall pay an aggregate amount (the “Closing Purchase Price”) to the Sellers by wire transfer of immediately available cleared funds to such bank account the details of which shall be notified to the Purchaser prior to the Closing Date by the Sellers’ Representative, corresponding to:

(i)	the Enterprise Value,

(ii)	minus, the Estimated Closing Net Debt,

(iii)	plus the Estimated Working Capital Adjustment (if it is a positive amount) or minus the Estimated Working Capital Adjustment (if it is a negative amount);

(b)	Repayment of the Existing Indebtedness: The Purchaser acknowledges that the Existing Indebtedness becomes repayable on the Closing Date in accordance with the terms of the Existing Facilities upon change of Control of the Company. Therefore, as an essential condition to the sale of the Transferred Securities on the Closing Date, the Purchaser shall:

•	make available to, or pay on behalf of, the relevant Group Companies, in immediately available cleared funds, amounts sufficient to enable them to repay in full the Existing Indebtedness with value date (date de valeur) on the Closing Date; or

•	procure that the relevant Group Companies repays the Existing Indebtedness, in immediately available cleared funds, with value date (date de valeur) on the Closing Date in accordance with the terms ofthe Existing Facilities;

•	be responsible for obtaining (or causing the Group Companies to obtain) the release of any Encumbrance granted for the benefit of the Existing Facilities lenders under the Existing Senior Facilities Agreement and of hedging banks, ;

•	it being provided that the Sellers shall assist the Purchaser to that effect and accordingly undertake to (i) provide the Purchaser with any and all information and documents necessary so as to enable the Purchaser to take the above mentioned actions in a timely manner and (ii) assist the Purchaser in any contact or relationship with the Existing Facilities lenders, hedging banks.

(c)	Post-Closing Adjustment. Subsequent to the Closing, the Closing Purchase Price shall be:

i.	reduced, on a Euro for Euro basis, by the amount, if any, by which the Actual Closing Net Debt exceeds the Estimated Closing Net Debt; or

ii.	increased, on a Euro for Euro basis, by the amount, if any, by which the Estimated Closing Net Debt exceeds the Actual Closing Net Debt (i and ii being defined as the “Net Debt Adjustment”) ; and

iii.	reduced, on a Euro for Euro basis, by the amount, if any, by which the Estimated Closing Working Capital exceeds the Actual Closing Working Capital; or

iv.	increased, on a Euro for Euro basis, by the amount, if any, by which the Actual Closing Working Capital exceeds the Estimated Closing Working Capital (iii and iv being defined as the “Working Capital Adjustment”).

Each of the Working Capital Adjustment and the Net Debt Adjustment payable by the Purchaser or the Sellers, as the case may be, shall be netted off against each other.

Any Working Capital Adjustment, any Net Debt Adjustment or, as the case may be, any net aggregate amount resulting from the adjustment mentioned above, due by any Party to the other is referred to as the “Post-Closing Adjustment”.

Example of calculation of Working Capital Adjustment and Net Debt Adjustment and Post-Closing Adjustment (as such term is defined below) are set out in Schedule 3.4(c).

(d)	Closing Balance Sheet; Computation of Post-Closing Adjustment. Within sixty (60) Business Days after the Closing Date, the Purchaser shall procure that the Company prepare a consolidated balance sheet (bilan consolidé) as at the start of business on the Closing Date (the "Closing Balance Sheet"), in the same format as the balance sheet included in Schedule 3.4(d), in accordance with the Accounting Principles and reviewed by Ernst & Young in compliance with applicable relevant Accounting Principles. As soon as reasonably practicable, and in any event by no later than five (5) Business Days after the Closing Balance Sheet has been made available to the Purchaser, the Purchaser shall deliver to the Sellers’ Representative a copy of the Closing Balance Sheet and a statement (the "Purchaser’s Statement"), signed by an authorized representative of the Purchaser, setting forth in reasonable detail a computation as of the Closing Date of the following amounts (the “Adjustment Amounts”) (i) the Indebtedness in the Closing Balance Sheet, (ii) the Cash in the Closing Balance Sheet, (iii) the Actual Closing Net Debt, (iv) the Actual Closing Working Capital, and (v) the Post-Closing Adjustment. As from the date of the delivery of the Purchaser’s Statement, the Purchaser shall, subject to reasonable notice, make available to the Sellers’ Representative the books, records and any other document and information relating to the Group Companies reasonably required by the Sellers’ Representative in connection with its review of the Closing Balance Sheet and the Purchaser’s Statement.

Within sixty (60) Business Days of receipt by the Sellers’ Representative of the Purchaser’s Statement, the Sellers’ Representative may give (at its sole expenses) written notice (the "Sellers’ Disagreement Notice") to the Purchaser stating that it disagrees with the Purchaser’s Statement or the Closing Balance Sheet together with the reasons for such disagreement in reasonable detail and the Sellers’ Representative computation of the Adjustment Amounts. If the Sellers’ Representative has not delivered a Sellers’ Disagreement Notice within such sixty (60) Business Days period, the Purchaser’s Statement shall be final and binding on the Parties for all purposes. If the Sellers’ Representative and the Purchaser do not reach agreement within ten (10) Business Days after the Purchaser's receipt of the Sellers’ Disagreement Notice, the matters in dispute shall be referred to the Independent Expert at the request of either of the Sellers’ Representative or the Purchaser to make a final determination of (i) the Closing Balance Sheet (if necessary), (ii) the Adjustment Amounts (if necessary), and (iii) the Purchaser’s Statement, it being specified that, notwithstanding that dispute, that fraction of the Post-Closing Adjustment (if any) which will not be in dispute will then be immediately paid. No matters other than those listed in the Purchaser’s Statement and in the Sellers’ Disagreement Notice shall be within the terms of reference of the Independent Expert.

Except to the extent that the Purchaser and the Sellers’ Representative agree otherwise, the Independent Expert shall determine its own procedures, and interpret and apply the definitions set out in this Agreement, in Schedule (E), the Accounting Principles and the other directives and principles set out in this Section 3.4(d). The Independent Expert shall also (i) give the Purchaser and the Sellers’ Representative a reasonable opportunity to make written and oral representations to it; (ii) require that the Purchaser and the Sellers’ Representative supply each other with a copy of any written submission to the Independent Expert at the same time as such submission is made to the Independent Expert, (iii) permit each of the Purchaser and the Sellers’ Representative to be present while oral submissions are being made by the other and, more generally, (iv) at all times respect the principle of “contradictoire”.

The Independent Expert shall deliver to the Sellers’ Representative and to the Purchaser, within a period of twenty (20) Business Days after the date of its appointment, a final report which shall indicate its determination of the Purchase Price and the Post-Closing Adjustment. Such final report shall explicitly state (i) if the amount of the Closing Purchase Price exceeds the Purchase Price (as thus determined), that the Sellers shall pay to the Purchaser the Post Closing-Adjustment or (ii) if the Purchase Price (as thus determined) exceeds the amount of the Closing Purchase Price, that the Purchaser shall pay to the Sellers the Post-Closing Adjustment. The Independent Expert shall act as a "tiers arbitre mandataire" in accordance with Article 1592 of the French Civil Code and its determination of any matter falling within its jurisdiction shall be final and binding on the Parties save in the event of manifest error (erreur grossière) in which case the final Purchase Price shall be determined in accordance with Section 14.13 of this Agreement.

The fees, costs and expenses of the Independent Expert (as well as those of any experts consulted by the Independent Expert) will be borne equally between the Parties. The costs related to the preparation and audit of the Closing Balance Sheet shall be borne by the Group Companies (if any) and shall in no case be qualified as a Transaction Cost or be taken into account in the Purchase Price calculation.

(e)	Payment of Post-Closing Adjustment.

-	If the amount of the Closing Purchase Price exceeds the amount of the Purchase Price (as determined in accordance with Section 3.4(d)), the Sellers shall pay to the Purchaser the amount equal to the excess of (x) the Closing Purchase Price, over (y) the Purchase Price.

-	If the amount of the Purchase Price (as determined pursuant to Section 3.4(d)) exceeds the amount of the Closing Purchase Price, the Purchaser shall pay to the Sellers an aggregate amount equal to the excess of (x) the Purchase Price, over (y) the Closing Purchase Price.

-	Any amounts payable pursuant to this Section 3.4(e) shall be paid within ten (10) Business Days of the definitive determination of the Post-Closing Adjustment by electronic funds transfer of immediately available funds to the bank accounts designated in writing by the Purchaser or the Sellers’ Representative, as the case may be, at least five (5) Business Days prior to the date of payment.

-	The allocation between the Sellers of any payments made to or by the Sellers pursuant to this Section 3.4(e) shall be made by the Sellers’ Representative in accordance with the terms of the shareholders’ agreement dated 29 July 2020 entered into by the Sellers in relation to the Company (the terms and conditions of which were not disclosed to the Purchaser). An example of the allocation of the Closing Purchase Price and Adjustment Amounts among the Sellers is set forth in Schedule 3.4(e). Any payment made by the Purchaser to the Sellers’ Representative on behalf of other Sellers and pursuant to this Section 3.4(e) shall release and discharge the Purchaser for any payment to such other Sellers (under condition that the full amount owed to them is paid) and any payment due to the Purchaser by the Sellers pursuant to this Section 3.4(a) shall be made by the Sellers within the period of time set forth in this Section

For the purposes of this Section 3, the Seller’s Representative shall notify to the Purchaser reasonably in advance of the Closing, the bank details of the account(s) on which the payments to the Sellers are to be made and the amount to be wired (in immediately available funds) on each of these accounts.

4.	PRE-closing ACTIONS

4.1.	Release of financing encumbrances

On the Closing Date, the Purchaser shall procure that subject to Closing and subject to the repayment by the Purchaser of the Existing Indebtedness, the Financing Encumbrances (relating to the Existing Facilities repaid at Closing) listed in Schedule 4.1, are unconditionally released upon Closing. In particular, the Sellers shall cooperate with, and provide such assistance and information, to the Purchaser in connection with the release the Financing Encumbrances (relating to the Existing Facilities repaid at Closing).

4.2.	conversion of cryo international and cryo express into simplified joint stock companies

On or prior to Closing and subject to Closing, the Sellers shall procure that Cryo International and Cryo Express are converted into French simplified joint stock companies (sociétés par actions simplifiée).

4.3.	Management of the group companies between the effective date and the closing date

The Sellers, to the extent of their powers within the applicable Group Company (it being understood that they shall make their best efforts when the decision is not expressly within their scope of powers), undertake to comply as from the date hereof until the Closing Date, or shall cause the other Sellers having the powers to represent any of the Group Companies, to comply until the Closing Date with the obligations under Section 6.1(b) (Actions Pending Closing) of the AL SPA as if such Section is (i) in full force and effect as of the date hereof, (ii) fully incorporated in this Agreement, (iii) applicable to the Sellers as if such obligations are agreed to thereby and to be satisfied thereby as so agreed. Any reference to “the Agreement” or “Closing Date” (or a similar expression) in the AL SPA shall be deemed to include a reference to this Agreement and the Closing Date of this Transaction. For the avoidance of doubt it is understood and agreed that the Sellers shall in no case be liable for breaches of covenants under the AL SPA by Air Liquide or any of its Affiliates, in respect of those breaches alleged by the Sellers and described in Section 13.5 of the Data Room nor (iii) any decision or action Fairly Disclosed to the Purchaser or agreed in writing by the Parties.

For the purposes of granting any consents which may be requested by the Seller or a Group Company pursuant to this Section, the Purchaser hereby designates Mr. Jerrell W. Shelton or Mr. Robert S. Stefanovichwith immediate effect and represents and warrants to, and agrees with, the Sellers that such person shall have full capacity and right to give any such consents on behalf of the Purchaser. Within eight (8) Business Days of receipt of any request for consent by a Seller or a Group Company, the Purchaser shall have the right to notify the Seller, pursuant to clause 14.3, or the relevant Group Company that it objects to the proposed action (which notice of objection shall indicate its reasons for so objecting). If the Purchaser shall not have notified the Seller or the relevant Group Company, as the case may be, of its objection to a proposed action within such period of 8 Business Days, the Purchaser shall be deemed to have consented to such proposed action.

4.4.	warranty insurance policy

At the latest on the Closing Date, the Purchaser undertake to arrange and implement the W&I Insurance Policy to cover the Warranties To Be Insured (as such term is defined in Section 9 of this Agreement). The Sellers shall cooperate with, and provide such assistance and information, to the Purchaser in connection with the arrangement and the implementation of the W&I Insurance Policy. It is understood and agreed that in the event that the Purchaser does not manage to obtain W&I Insurance Policy to cover the Warranties To Be Insured, it shall not (i) limit in any manner the obligations of the Purchaser to purchase or satisfy any of its obligations as contemplated herein, (ii) , extend in any manner the representations or warranties granted by the Sellers, the Warranties To Be Insured becoming in such case null and void.

In that respect, the Parties agrees that the premium related to the W&I Insurance Policy will be borne equally between the Parties in the limit of 75,000 euros for the Sellers.

5.	Closing

5.1.	Date and Place of Closing

The Closing takes place on September 30, 2020 or at any other later date which is the last day of a month as notified by the Sellers’ Representative to the Purchaser with a 10-day prior notice at least but not later than the Long Stop Date (the "Closing Date") at the offices of Hogan Lovells in Paris.

5.2.	Closing Deliverables

On the Closing Date:

(a)	The Sellers’ Representative shall deliver to the Purchaser:

(i)	The audited consolidated financial statements of Cryo International for 2018 and 2019 fiscal years together with the limited-reviewed interim financial statements of Cryo International as of 30 June 2020, in each case compliant with IFRS standards (the “Accounts Closing Delivery”);

(ii)	full discharge of the payment of the Closing Payments;

(iii)	duly completed signed transfer forms (ordres de mouvement) in favor of the Purchaser with respect to the Transferred Securities;

(iv)	the tax transfer forms (formulaire Cerfa n°2759 SD) executed by the Sellers relating to the transfer of the Shares sold in accordance with the terms of this Agreement for French registration purposes ;

(v)	the up-to-date transfer registers (registres des mouvements de titres) and the shareholders' accounts (fiches individuelles d'actionnaires) of the Company, duly indicating the transfer to the Purchaser of all the Transferred Securities to be transferred at Closing, free and clear of all Encumbrances;

(vi)	the originals or certified copies corresponding to the copies of existing and available share transfer register (or similar documents) of the Group Companies showing in all material respects the relevant legal title and the absence of Encumbrance of the Group Companies ;

(vii)	unconditional resignation letters, effective as of the Closing Date, of the Persons listed in Schedule 5.2(a)(vii), from their offices as legal representatives, officers, directors, members of a board, committee or other corporate body of the Group Companies;

(viii)	a copy of the Data Room disc ; and

(ix)	Certificate signed by the Sellers confirming that the shareholders’ agreement in relation to theCompany is terminated ;

(x)	unconditional termination deeds of the agreements listed in Schedule 5.2(a)(xi).

(xi)	a copy of the corporate documentation evidencing the conversion of Cryo International and Cryo Express into French simplified joint stock companies (sociétés par actions simplifiées).

(b)	The Purchaser delivers to the Sellers :

(i)	the tax transfer forms (formulaire Cerfa n° 2759 SD) executed by the Purchaser;

(ii)	the "Know Your Customer" (KYC) documents resonnably required for this type of transaction; and

(iii)	written evidence (i.e., SWIFT codes) of the full payment of the Closing Payments in accordance with Section 3.4.

(iv)	evidence of the payment on Closing by the Atlas and Atlas Bidco as the case may be of the costs and fees listed in Section 13.6 of the Data Room (unless already paid prior to Closing).

(c)	On the Closing Date, Sellers’ Representative shall deliver a certificate confirming that to the best of its knowledge, no Material Adverse Change has occurred between the date hereof and the Closing Date, without such certificate being in any respect either a representation or warranty in respect of the results, performance or operations of the Group Companies after the Closing or a basis for any claim by the Purchaser.

(d)	Following the Closing Date, the Sellers and the Purchaser shall execute all documents and take all necessary measures which any of the Parties may reasonably require of another Party in order to implement the provisions of this Agreement.

5.3.	Matters at Closing

All actions taken and all documents executed and delivered by the Parties at Closing in accordance with this Section 5 shall be deemed to have been taken and executed simultaneously, and, therefore, no actions or proceedings shall be deemed taken nor any documents shall be deemed executed by any of the Parties or delivered until all have been taken, executed and delivered, and title to the Transferred Securities shall not be transferred to the Purchaser unless and until Closing actually takes places and the Closing Payments have been effectively received by the intended recipients thereof.

6.	Covenants

6.1.	Access to Information and Records after Closing

(a)	Upon written request of the Sellers’ Representative, the Purchaser shall grant to the Sellers, and shall procure that the Group Companies grant to the Sellers reasonable co-operation, access (including the right to take copies at the own cost of the requesting party), during normal business hours, with respect to books of account, records, accounts for periods prior to and including the Closing Date (the "Records"), as may be reasonably requested by any Seller for purposes of regulatory compliance by Sellers or for the purposes of verifying the calculation of any amount that the Sellers may have to pay to or receive from the Purchaser, provided that such access shall not materially interfere with the normal business and operations of the Group Companies.

(b)	The undertakings set forth in the foregoing Paragraph (a) shall survive until the later of (i) the fourth anniversary of the Closing Date, and (ii) the expiration of the applicable statutory period to retain the Records.

(c)	The Purchaser (on its behalf and on behalf of the Group Companies) agrees to keep the Records reasonably accessible, and not to destroy or otherwise dispose of the Records (and any copies of the Records) for the duration provided for under Paragraph (b) above without the prior written consent of the Sellers' Representative.

6.2.	Former Officers and Directors and Shareholders

(a)	Subject to fraud, gross negligence or willful misconduct, the Purchaser shall procure that the officers or directors of the Group Companies resigning on the Closing Date (a) shall be discharged; exclusively based on such capacity, from any liability as officers or directors of the Group Companies. The Sellers represent that all officers' or directors' fees, other than the remuneration or fees accrued until the Closing Date and not paid as at such date and which are due in the normal course of business by any of the Group Companies and have no relation to the AL Transaction or to the transactions contemplated herein, due in respect of all periods (or portions thereof) ending on or prior to the Closing Date (with any fees for any portion of a period to be computed on a pro rata temporis basis) have been paid.

7.	Representations of the Purchaser

The Purchaser hereby represents and warrants to the Sellers, as of the date hereof, and as at the Closing Date, as set forth below.

7.1.	Organization, Authority and Validity

(a)	The Purchaser is a corporation duly organized and validly existing under the laws of the State of Nevada, is not in a state of insolvency (en état de cessation des paiements), nor subject to any Bankruptcy Proceedings and no facts exist that would result in any such event occurring. The Purchaser has the corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate of the transactions contemplated herein. The individual signatory in its name and on its behalf is duly authorized to act on behalf of the Purchaser.

(b)	The execution of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by the competent corporate bodies of the Purchaser, and no other corporate action on the part of the Purchaser is necessary to authorize the execution of this Agreement or the consummation of the transactions contemplated herein.

(c)	This Agreement has been duly executed by the Purchaser and constitutes a legal, valid and binding obligation on the Purchaser, enforceable against it in accordance with its terms.

7.2.	No Conflict

Neither the entering into of this Agreement, nor the performance by the Purchaser of its obligations hereunder, nor the consummation of the transactions contemplated herein does or will:

(a)	conflict with or violate any provision of the Organizational Documents of the Purchaser;

(b)	violate, conflict with or result in the breach or termination of, or constitute a default or event of default (or an event which with notice, lapse of time, or both, would constitute a default or event of default), under the terms of any contracts or Governmental Authorizations to which the Purchaser or any of its Affiliates is a party or by which the Purchaser or any of its Affiliates is bound; or

(c)	subject to obtaining the Required Clearances, constitute a violation by the Purchaser or any of its Affiliates of any Laws or judgments.

7.3.	Governmental Authorizations, Consent

No Governmental Authorization or other third party consent is required to be made or obtained by the Purchaser or any of its Affiliates prior to Closing in connection with: (a) the entering into of this Agreement by the Purchaser, (b) the performance by the Purchaser of its obligations hereunder, or (c) the consummation of any of the transactions contemplated herein.

7.4.	Financing

The Purchaser has and will have immediately available on an unconditional basis the sufficient cash resources required to meet in full its obligations under this Agreement, including the payment of the Closing Payments, the Net Adjustment Amount as the case may be and any expenses incurred by the Purchaser in connection with the transactions contemplated by this Agreement.

7.5.	Acknowledgement

(a)	The Purchaser acknowledges it and its advisors carried out independent and satisfactory due diligence in respect of the Group Companies, as the Purchaser has deemed necessary.

(b)	The Purchaser acknowledges that the representations, warranties and statements of the Sellers set forth in the Agreement supersede any and all earlier representations, warranties or statements made by the Sellers, any Sellers' Connected Persons, any Group Companies' Connected Person regarding the Transferred Securities, any of the Group Companies or any of the transactions contemplated herein, and that the Sellers and the Sellers' Connected Persons shall have no liability in respect of any such earlier representations, warranties or statements. Except as expressly set forth in this Agreement, none of the Sellers or any of the Sellers' Connected Persons makes any representation or warranty, either express or implied, of any kind whatsoever with respect to the Transferred Securities, the Group Companies or any of the transactions contemplated herein (including as to the accuracy or completeness of any information reviewed by the Purchaser or its Connected Persons). In furtherance of the foregoing, and to the fullest extent permitted by applicable Law, the Purchaser hereby irrevocably waives the benefit of any warranties generally available to purchasers under applicable Law, including under articles 1130 et seq., 1626, 1641 and 1643 of the French Civil Code (Code civil).

(c)	In connection with its investigations of the Group Companies, the Purchaser may have received from the Sellers, the Group Companies, and/or their respective Affiliates or Connected Persons certain projections and forecasts. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and that it is familiar with such uncertainties.

8.	Representations of the Sellers

Each of the Sellers hereby represents and warrants to the Purchaser (but with respect to Section 8.1, only as to itself or only as to the Transferred Securities it owns, as applicable), as of the date hereof and on the Closing Date (except where the warranty is granted at a specific date), as set forth below.

8.1.	General Representations by each Seller Individually

Each Seller represents and warrants to the Purchaser on the date hereof and on the Closing Date as follows in respect of itself (and not in respect of any other Seller):

(a)	each Seller has the power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the transactions contemplated herein and has obtained all necessary consents and authorizations required to be obtained by it to perform this Agreement;

(b)	this Agreement has been duly executed by each Seller and constitutes a legal, valid and binding obligation of each Seller, enforceable against it in accordance with its terms;

(c)	each Seller owns, as of the date of this Agreement, the category and quantity of Transferred Securities set out opposite its name in Schedule (A);

(d)	each Seller is the sole owner of the Transferred Securities that it will sell or contribute to the Purchaser and such Transferred Securities is fully paid up, validly issued and free and clear from any Encumbrance;

(e)	each of the Sellers which is not an individual is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, is not in a state of insolvency (en état de cessation des paiements), nor subject to any Bankruptcy Proceedings and no facts exist that would result in any such event occurring ;

(f)	the execution and the performance by each Seller of this Agreement and any other agreement entered into pursuant to this Agreement do not and will not require any consent, approval, authorization or order of, action by, filing with or notification to any government, governmental, supranational or trade agency, court or regulatory body (including foreign investment control clearance) ;

(g)	the execution and the performance by each Seller of this Agreement and the consummation of the transactions contemplated hereby shall not, directly or indirectly (with or without notice or lapse of time, or both) result in: (i) a breach or violation of any Law applicable to or any provision of the constitutional documents of each Seller, (ii) a breach of any Judgment by which each Seller is bound.

8.2.	Additional Representations by the Sellers on a Several Basis

The Sellers represent and warrant severally but not jointly (conjointement mais non solidairement) to the Purchaser that:

(a)	the Company is duly organized and validly existing under the laws of France, and is not in a state of insolvency (en état de cessation des paiements), nor subject to any Bankruptcy Proceedings;

(b)	the share capital of the Company is validly issued and fully paid-up and the Transferred Securities represent 100% of the share capital and voting rights of the Company, it being reminded that no subscription price has been paid-up for the Mezzanine Warrants which have been attached to the bonds issued by Atlas Bidco (i.e., under the form of obligations à bons de souscription d’actions) on 29 July 2020;

(c)	the Company is a holding company that has had no activity since its incorporation, with the exception of the holding of the Group Companies;

(d)	the Company is the sole legal and beneficial owner of 100% of the share capital and voting rights of Atlas Bidco on a fully diluted basis;

(e)	Atlas Bidco has been incorporated on 9 July 2020 as part of the AL/Hivest Transaction and has not implemented any action other than as part of, and for the purpose of completing, the AL/Hivest Transaction.

(f)	all the shares of Atlas Bidco have been validly issued in compliance with Law, fully paid up and shall, as of the Closing Date, be directly or indirectly validly owned by the Company, free and clear of Encumbrances.

(g)	Atlas Bidco is the sole legal and beneficial owner of 100% of the share capital and voting rights of Cryo International on a fully diluted basis (subject to Encumbrance relating to the Existing Indebtedness which shall be released upon repayment of the Existing Indebtedness on the Closing Date);

(h)	the Company and Atlas Bidco have never entered into or promised to enter into any contract (including any employment or services contract) with any third party (including the Sellers or the other Group Companies) other than in respect of the work contract or mandats sociaux which have been or are in the process of being legally and validly transferred to such entities prior to Closing and with no Tax liability or cost for the Group Companies on a consolidated basis ;

(i)	subject to repayment of the full amount of the Existing Indebtedness in accordance with Clause 3.3 and the exercise of the related warrants, on the Closing Date, the Company has not issued, nor approved the issuance of, any shares, warrants or securities of any nature whatsoever; and there are no options or other agreements or undertakings pursuant to which the Company is or may become obliged to issue any shares, warrants or other securities of any nature whatsoever;

(j)	none of the Company and Atlas Bidco is insolvent (en état de cessation des paiements) and none is subject to any safeguard, insolvency or winding-up proceedings, or any equivalent procedure under the insolvency Laws applicable to it, and there are no grounds for making the Group Companies subject to any such proceedings. The Company and Atlas Bidco are not subject to a judgment of, or requested for, dissolution, liquidation, bankruptcy or receivership. No administrator or receiver has been appointed by any person in respect of any of the Company and Atlas Bidco, and no steps have been initiated to obtain such appointment. The Company and Atlas Bidco have not commenced any negotiations with any one or more of their creditors with a view to the general readjustment or general rescheduling of their indebtedness and no creditor has taken, or is entitled to take, any steps to enforce, or has enforced, any security over any assets of any the Company and Atlas Bidco.

9.	REPRESENTATIONS AND WARRANTIES UNDER THE AL SPA

Subject to the paragraphs below in this Section 9, the Sellers represent and warrant to the Purchaser as at the date hereof and as at the Closing Date (except where a warranty is granted at a specific date in which case the warranty is made as of such date) except as Fairly Disclosed (as such term is defined in the AL SPA) in the Data Room or actually known to the Purchaser or further disclosed in Schedule 9 or in this Agreement or in any written agreement between the Parties,

(a)	the warranties set forth under Section 9.5 to 9.29 (Seller’s Warranties) of the AL SPA as repeated mutatis mutandis for the purposes of this Agreement as at the date hereof and as the Closing Date and any reference to “the Agreement”, “date hereof” or “Closing Date” (or a similar expression) in the AL SPA shall be deemed to include respectively a reference to this Agreement, the date of this Agreement and the Closing Date of this Transaction;

(b)	the warranties set forth below:

(i)	the Purchase Price is not, even partially, subject to any social security contribution and/or any Tax assessed on wages for which the Purchaser and/or any of the Group Companies could be held liable;

(ii)	the Company and Atlas Bidco comply and have always complied, in all material respect, with the Laws applicable thereto

(iii)	the Company and Atlas Bidco have no off balance sheets liabilities or any other liabilities whatsoever other than in relation to the AL SPA ;

(iv)	there has been no Leakage in the period from (and including) the Effective Date to (and including) Closing;

(v)	the unaudited financial statements of the Company attached in Schedule 9(b)(v) give a true and fair view of the assets, liabilities, results of operations, cash flows, changes in shareholders’ equity and financial position of, respectively, the Company and Atlas Bidco as at July 9, 2020 and for the period for which they have been established;

(vi)	Atlas Bidco will carry on as at the Closing date activities which are subject to VAT such that Atlas Bidco’s VAT credit taken into account as a Cash item for the determination of the Actual Closing Net Debt is effectively fully recoverable.

(vii)	the sale of the Group Companies will not give rise to any Tax liability or cost for any Group Company (except for registration duties as per the French General Tax Code) and will not trigger the loss for any Group Company of any Tax advantage or any beneficial regime in respect of Taxes, excluding for the avoidance of doubt any matters or Taxes related to the Indian activities of the Group Companies;

(viii)	safe for registration duties provided for under Section 726, I, 1° of the French General Tax Code, no Tax or withholding obligation will arise from the Transaction or from the AL/Hivest Transaction in the hands of the Purchaser and any of the Group Companies, including with respect to the indirect stock transfer of the Indian ATLAS Subsidiary (PDP Life Science Logistics India Pvt LTD);

(ix)	the Company does not constitute a “controlled foreign corporation” as defined under Section 957(a) of the U.S. Internal Revenue Code, as amended, for the tax year of the Company that includes the Closing Date;

(all the representations and warranties listed above are, the “Warranties To Be Insured”).

Subject to the one euro cap on liability pursuant to Section 10.2 (and to the Remaining Warranties in the event that and to the extent they would not be covered by the W&I Insurance) and without prejudice to recourse for fraud or willful misconduct (faute intentionelle which may be considered as manoeuvres dolosives in the context of this Transaction) by any of the Sellers, the Parties (i) agree that the Sellers shall not be liable directly or indirectly or in any manner in relation to the Warranties To Be Insured and that it shall in no case be under any obligation to pay or indemnify any amount to the Purchaser (or the relevant W&I Insurer) in relation to the Warranties To Be Insured, even if they are incorrect, incomplete or inaccurate and (ii) acknowledge that the Purchaser endeavors to enter into the W&I Insurance Policy to cover the Warranties To Be Insured which is the sole purposes of the Warranties To be Insured. The Purchaser hereby acknowledge and agree that its exclusive recourse for any breach, incorrectness, incompleteness or inaccuracy of the Warranties To Be Insured shall be, to the extent it is obtained by the Purchaser, the W&I Insurance Policy.

The Purchaser shall ensure that, save in case of fraud or willful misconduct (faute intentionelle which may be considered as manoeuvres dolosives in the context of this Transaction) by any of the Sellers the terms and conditions of the W&I Insurance Policy do not allow the W&I Insurer or any of its affiliates to claim for any indemnification from or take any legal action against the Sellers in relation to any breach of the Warranties To be Insured and undertake to hold the Sellers harmless against any recourse by the W&I Insurer against the Sellers which shall be involved in the negotiation of and granted access to the draft W&I Insurance Policy prior to its conclusion. The Purchaser undertakes not to agree to any amendment to such policy which could allow the W&I Insurer to have any recourse against the Seller and to exercise its rights under the policy so that such non-recourse provision is complied with by the W&I Insurer. In the event that (i) the W&I Insurer was to claim or act against any of the Sellers, or (ii) the Purchaser was to claim or act against any of the Sellers, in respect of or in relation to any of the Warranties To Be Insured, such Warranties To Be Insured would be deemed null and void.

As from the date hereof until the Closing Date, the Sellers shall, after having made due enquiries with C Picaud (CEO) and G Chevillon (CFO) that have significantly inputted to the disclosure exercise at Signing of this Agreement, disclose to the Purchaser any new events, circumstances or developments which could lead to a breach of warranties under Section 8.2. and 9(a) and (b) of this Agreement (it being understood that any operations contemplated in this Agreement does not require any update).

As an exception to the above, in the event that the W&I Insurance Policy does not cover all or part of the warranties granted pursuant to Section 9(b), those warranties shall be deemed granted by the Sellers acting conjointement mais non solidairement (the “Remaining Warranties”) subject to the limitations on liabilities set forth in Section 10. In the event that the W&I Insurance Policy covers all or part of the Remaining Warranties, those Remaining Warranties which are covered by the W&I Insurance Policy shall be considered as a Warranties To Be Insured for all purposes of this Agreement and excluded from the scope of the Remaining Warranties.

10.	Indemnification by the Sellers

10.1.	Nature of the Sellers' Obligations

(a)	The sales by the Sellers of their respective Transferred Securities are to be separate and several sales, and the representations, warranties, covenants, agreements and other undertakings of the Sellers set forth in this Agreement are all given or made by the Sellers severally but not jointly (conjointement mais non solidairement) for all purposes of this Agreement.

(b)	Without prejudice to the provisions of Section 9 or to the limitations to the Sellers’ liability in Section 10, each Seller undertakes to indemnify the Purchaser in accordance with the terms of this Agreement for any loss incurred by the Purchaser which:

(i)	has its origin or cause prior to Closing; and

(ii)	is the direct consequence (to the exclusion of consequential or indirect damages) of any inaccuracy in the representations and warranties made by such Seller, in Section 8 or 9, subject to the limitations set forth in Section 10.2(b)).

10.2.	Maximum Liability - Mitigation

(a)	Under circumstances where a claim may be validly made against all or any of the Sellers under this Agreement, the amount claimed by the Purchaser against any single Seller shall not exceed the portion of the Purchase Price received by such Seller in accordance with Schedule 3.2 (as amended by the Sellers’ Representative, as the case may be), except in case of fraud or willfull misconduct.

(b)	The maximum aggregate amount for which a Seller may be liable in respect of any and all claims which may be made under this Agreement shall be limited to

(i)	such Seller's portion of the Purchase Price in accordance with Schedule 3.2 (as amended by the Sellers’ Representative, as the case may be), except in case of fraud or willfull misconduct with respect to warranties set forth in Section 8.1 and 8.2,

(ii)	the product of the percentage of the Purchase Price received by such Seller by one million two hundred fifty thousand euros (€1,250,000) in respect of the Remaining Warranties (unless they are (and to the extent they are) covered by the W&I Insurance Policy in which case they shall be treated as Warranties To Be Insured),;

(iii)	the Seller’s liability in respect of any breach of representations 9(a) (including the Remaining Warranties to the extent they are covered by the W&I Insurance Policy) is capped at a symbolic amount of one (1) euro.

(c)	The Purchaser shall (and shall procure that each of its Affiliates, including the Group Companies, shall) take such action reasonably necessary to mitigate any loss or damage suffered or incurred by it or the relevant Group Company which could result in a claim against the Sellers.

10.3.	Time Limitation – Conduct of Claims

(a)	Any claim against one or more of the Sellers pursuant to this Agreement shall, to be valid, be made after the Closing Date and be notified to the Sellers' Representative (i) in the case of a third party claim, within ten (10) days of the receipt of such third party claim, or (ii) in all other cases, within ten (10) days of the date on which the Purchaser becomes aware of the fact or event giving rise to such claim.

(b)	No claim shall give rise to an indemnification obligation if notice of such claim is made after a period of March 31st, 2022 (the "Expiry Date"); it being specified that this time limit shall not apply to the representations and warranties set forth in Sections 8.1, 8.2 and 9(b) (insofar as any of the representations in 9(b) are related to Tax) which shall fall under the applicable statutes of limitation plus sixty (60) Business Days.

(c)	If a claim is made before the Expiry Date, it shall be deemed withdrawn 18 months after the Expiry Date unless judicial proceedings in respect of it have been commenced prior to the expiration of such 18-month period. No claim may be made against a Seller in respect of Section 8.2 unless it is made and pursued against all the Sellers.

(d)	Any claim against the Sellers that remains outstanding when due shall accrue interest at a rate of 2% per annum.

(e)	Any payment made by the Sellers in accordance with this Section 9 shall be deemed to be a reduction in the Purchase Price.

(f)	In any event, the Parties shall have the option to set off the entire amount of any payment (up to the amount of such payment) with any amount that would be due and payable by the other relevant Party under condition that the amounts to be set-off represent, as at the date of such set-off (compensation), reciprocal receivables which are certaines, liquides and exigibles.

(g)	The indemnification provided for in this Section shall constitute the Purchaser's exclusive remedy in respect of any breach of representations, warranties, covenants, agreements and other undertakings of the Sellers set forth in this Agreement and the Purchaser hereby waives any right that it may have to rescission of this Agreement. The Purchaser further recognizes and accepts that the Sellers shall not make, or give, any representations and warranties (whether express or implied, written or oral) other than those described in Sections 8.1 and 8.2 above.

(h)	For the purpose of the representations set forth in Section 8 and 9, the provisions of Section 10.4, 10.5, 10.6, 10.9, 10.10, 10.11, 10.12 of the AL SPA shall apply mutatis mutandis to this Agreement (as if the Group Company under the AL SPA were to include also Atlas and Atlas Bidco), as if the Buyer under the AL SPA was the Purchaser.

(i)	The Purchaser shall to the extent it is compliant with the corporate interest of the company take such action reasonably necessary to mitigate any Loss suffered or incurred by it or the relevant Group Company which could result in a Claim against the Seller.

(j)	For the purpose of the representations set forth in Section 8.2 and 9(b), if and to the extent that the fact, matter, event or circumstance giving rise to the Claim is specifically accounted for in the Actual Net Debt, in the Actual Working Capital or as a provision in the accounts attached as Schedule 8.2(o), the Loss shall be reduced by an amount up to the amount so accounted as a provision for in the Actual Net Debt, in the Actual Working Capital or in such accounts. More generally, it is agreed that any amount (or portion of an alleged Loss) already taken into account in the Actual Net Debt or Actual Working Capital shall not give rise to any claim under the representations and warranties set forth in Section 8.1, 8.2 and 9 up to such amount.

(k)	In connection with any claim for indemnification that is made in accordance with the terms of this Agreement, payment shall be made only upon acceptance of the claim by the Sellers in writing or upon a court decision without any possibility to file any recourse with a view to staying enforcement (insusceptible de recours suspensif d’exécution) in accordance with Section 14.13.

11.	Non-sollicitation of employees

For a period of two (2) years after the Closing Date, Hivest Capital Partners SAS, Hivest I FPCI and Atlas Co-Invest FPS shall not, and shall procure (in respect of Hivest Capital Partners SAS only) that none of their respective Affiliates, make, offer, solicit or induce to enter into, any written or oral arrangement, agreement or understanding regarding employment or retention as a consultant with any individual listed in Schedule 11.

12.	NON-COMPETE

Unless otherwise agreed in writing between some Sellers and the Purchaser, for a period of two (2) years after the Closing Date, Hivest Capital Partners SAS, Hivest I FPCI and Atlas Co-Invest FPS shall not (and shall procure, in respect of Hivest Capital Partners only, that any of its Affiliates shall not), without the prior consent of the Purchaser, during the Restricted Period, alone or jointly with, through, for itself or on behalf of, on in conjunction with, any person, either as principal, partner, manager, advisor, consultant, shareholder, joint-venture partner, agent or in any other capacity whatsoever, directly or indirectly, carry on, participate or be engaged, concerned or interested in activities, competing directly with the current business of the Group Companies in the Restricted Territories (a “Competing Business”).

13.	Confidentiality

13.1.	Public Announcements

(a)	None of the Sellers nor the Purchaser shall, or shall permit any Affiliate which it Controls, or any of its representatives or advisors to, issue or cause the publication of any press release or other public announcement or disclosure with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Sellers' Representative and of the Purchaser, except (i) in respect of the press release agreed between the Parties which will be published [on the date hereof / on the Closing Date] by the Sellers’ Representative and the Purchaser to address Purchaser’s constraints as listed company and (ii) as otherwise required or advisable under Law or stock exchange requirement. It is understood and agreed that the financial exhibits (in particular Schedule 3.2 and 3.4) to this Agreement will not be disclosed without the Sellers’ Representative prior consent.

(b)	In the event any such press release, public announcement or other disclosure is required or advisable under Law or stock exchange requirement. to be made by the Party proposing to issue the same, such Party shall notify the other Party prior to the issuance or making of any such press release, public announcement or other disclosure and shall use its commercially reasonable endeavors to consult in good faith with the other Party and to take into account the requirements of the other Party as to the timing, contents and manner of making any such press release, public announcement or other disclosure. The Sellers acknowledge that the securities of the Purchaser are listed on the Nasdaq stock market and as a consequence, certain information shall be disclosed by the Purchaser regarding this Transaction and/or the Group Companies.

13.2.	Non-Disclosure

(a)	Except as required or advisable under Law or stock exchange requirement, each Party shall, and shall procure that their Affiliates keep confidential all information provided to them by or on behalf of any Party or otherwise obtained by or in connection with this Agreement which relates to any Party.

(b)	If, after Closing, any of the Group Companies holds confidential information relating to any of the Sellers, the Purchaser shall procure that such Group Company keeps that information confidential and, to the extent reasonably practicable, returns that information to the relevant Seller or destroys it, in each case without retaining copies.

(c)	Without limiting the generality of the foregoing, the Purchaser and the Sellers’ Representative acknowledge that they shall continue to be bound by the Confidentiality Agreement during such period from the date of this Agreement to Closing.

14.	Miscellaneous

14.1.	Further Actions and electronic signature

Subject to the terms and conditions provided herein, each of the Parties shall use its reasonable endeavors to take all measures or to ensure that all measures necessary or advisable under applicable Laws are taken in a timely manner for the consummation of the transactions contemplated by this Agreement. In the event that after the Closing Date, any additional measures are necessary or desirable for the consummation of the transactions contemplated herein, the Parties shall take all such measures, or shall ensure that they are taken.

The Parties hereby agree to sign electronically this Agreement in accordance with the provisions of articles 1366 et seq. of the French Civil code, through the service provider DocuSign who will ensure the security and integrity of the digital copies of this Agreement in accordance with the Electronic Signature Laws and Regulations. Each Party hereby undertakes to take all appropriate measures to ensure that the electronic signature of this Agreement is made by its representative duly authorized for the purposes hereof. Each Party hereby acknowledges and agrees that its signing of this Agreement via the abovementioned electronic process is made in full knowledge of the technology implemented, its relating terms of use and the Electronic Signature Laws and Regulations, and, accordingly, hereby irrevocably and unconditionally waives any right such Party may have to initiate any claim and/or legal action, directly or indirectly arising out of or relating to the reliability of said electronic signature process and/or the evidence of its intention to enter into this Agreement in this respect.

It is acknowledged that as at the signing date of this Agreement, Mr Nicolas Pedrono, was unavailable. The Sellers acknowledge that they are confident that Mr. Pedrono will sign, directly or indirectly, this Agreement promptly after his leave. The Sellers shall make their best efforts to obtain relevant signature or power of attorney from such Seller as soon as possible, or as the case may be exercise the drag-along right pursuant to the current shareholders’ agreement of the Company to ensure the delivery of the Transferred Securities owned by such Seller on Closing. In case of failure to obtain such delivery of the Transferred Securities of Mr Pedrono upon Closing, the Parties shall complete the Transaction without the Transferred Securities of Mr. Pedrono (the Agreement being amended mutatis mutandis in good faith by the Parties to the extent needed) and the Sellers shall pursue any necessary actions to deliver such Transferred Securities as soon as possible, including by means of emergency (référé or à bref délai) legal action, if necessary (and at the cost of the Sellers).

14.2.	Sellers' Representative

(a)	Appointment of the Sellers’ Representative. Each of the Sellers hereby appoints irrevocably and exclusively Hivest Capital Partners as its agent (mandataire d’intérêt commun) (the "Sellers’ Representative") to, in its name and on its behalf:

1.	give and receive notices and communications under this Agreement;

2.	take actions relating to the allocation of the Purchase Price between the Sellers, determination of the Post-Closing Adjustment in accordance with the provisions of Section 3.4(d) and in this respect negotiate with the Purchaser and accept the Purchaser’s Statement, sign, execute and deliver, as the case may be, a Sellers’ Disagreement Notice;

3.	deliver any notices, certifications, consents, approvals or waivers required or appropriate under this Agreement (as determined in the reasonable judgment of the Sellers’ Representative);

4.	handle, dispute, compromise, settle or otherwise deal with any and all claims by or against, or disputes with, the Purchaser provided under this Agreement; and

5.	more generally, exercise the rights of the Sellers on their behalf under this Agreement.

(b)	Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Sellers’ Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a specified period of time, agreement, consent, settlement, resolution or instruction of all the Sellers and shall be final, binding and conclusive upon each such Seller.

(c)	By their execution of this Agreement, each of the Sellers hereby ratifies, confirms and approves all things done by the Sellers’ Representative arising from or in connection with the negotiations and agrees to ratify any and all things that the Sellers’ Representative may do in the future pursuant to this Section 14.2.

(d)	Any decision of the Sellers’ Representative shall irrevocably bind the Sellers which expressly accept.

(e)	No liability. Any decision or act taken by the Sellers’ Representative under this Agreement shall bind the Sellers, but the Sellers’ Representative shall not bear any liability whatsoever in its capacity as agent of the Sellers under this Agreement.

(f)	Successors. The Sellers’ Representative or its successors may at any time notify the Purchaser and the Sellers that it does not wish to continue to act as agent for all or part of the Sellers.

(g)	The Sellers’ Representative (or any of its successors) may at any time notify the Parties that it does not wish to continue to act as agent for all or part of the Sellers provided however that the termination of a Sellers’ Representative appointment will not be effective vis à vis the other Parties unless and until a new Person is designated as Sellers’ Representative under this Agreement.

14.3.	Notices and Communications

(a)	All notices and other communications required or permitted to be given or made pursuant to this Agreement shall be in writing in the English language and shall be: (x) delivered by hand against an acknowledgement of delivery dated and signed by the recipient; (y) sent by an overnight courier service of recognized international standing (all charges paid); or (z) sent by email and confirmed by registered mail (postage prepaid, return receipt requested) (lettre recommandée avec demande d'avis de réception) posted no later than the following Business Day, to the relevant Party at its address or email set forth below:

If to the Purchaser, to Cryoport, Inc.:

Cryoport, Inc.

112 Westwood Place – Suite 350

Brentwood, Tennessee 37027

Attn: Robert Stefanovich (CFO) ; Tony Ippolito (GC)

Email: RStefanovich@cryoport.com ;tippolito@cryoport.com

with a copy to:

McDermott Will & Emery AARPI

23, rue de l’Université

75007 - Paris

Attn: Me Bertrand Delafaye

Email: bdelafaye@mwe.com

If to a Seller, to the Sellers’ Representative:

Hivest Capital Partners SAS

24, rue de Prony

75017 - Paris

Attn: Mr. Cédric Lépée / Mr. Barthélemy Grave

Email: cedric@hivestcapital.com / barthelemy@hivestcapital.com with a copy to:

Hogan Lovells (Paris) LLP

17, avenue Matignon

75008 - Paris

Attn: Me Stéphane Huten

Email: stephane.huten@hoganlovells.com

or to such other Persons or at such other addresses as hereafter may be notified by the Purchaser or the Sellers’ Representative by like notice to the other.

(b)	A notice or a communication shall be deemed to have been received:

•	at the time of delivery if delivered personally;

•	at the time of transmission (if such transmission is confirmed) if sent by email;

•	two (2) Business Days after the time and date of mailing if sent by pre-paid inland registered mail; or

•	five (5) Business Days after the time and date of mailing if sent by pre-paid registered airmail;

provided that if deemed receipt of any notice or communication occurs after 7:00 p.m. or is not on a Business Day, deemed receipt of the notice shall be 9:00 a.m. on the next Business Day. References to time in this Section 14.3 are to local time in the country of the addressee.

14.4.	Costs and Expenses

(a)	Except as otherwise expressly provided herein or as otherwise specifically agreed in writing by the Parties, each of the Sellers, on the one hand, and the Purchaser, on the other hand, shall bear its own expenses incurred in connection with the negotiation, preparation and signing of this Agreement and the consummation of the transactions contemplated hereby.

(b)	Any transfer or stamp taxes (including any droits d'enregistrement) or similar levies that may become payable as a result of the signing of this Agreement or the transfer of the Transferred Securities pursuant hereto shall be borne by the Purchaser and shall be paid on a timely basis in compliance with all statutory requirements. The Purchaser shall provide the Sellers' Representative with evidence of the payment of any such taxes or levies promptly upon the written request of the Sellers' Representative.

14.5.	Absence of Third-Party Rights – Assignment

(a)	Except as expressly provided herein, this Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their respective successors and assigns and none of the Parties shall assign any of its rights or delegate any of its obligations created under this Agreement without the prior written consent of the other Parties.

(b)	Notwithstanding the above, the Purchaser may assign (in whole or in part) its rights and obligations under this Agreement (including for clarity any cause of action arising out of or in connection with any breach thereof) to any of its Affiliates, provided that the Purchaser shall remain joint and severally liable with such Affiliate in the performance of its obligations hereunder. Subject to the foregoing provisions of this clause, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the heirs, executors, administrators, legal representatives, successors, and permitted assigns of the Parties.

14.6.	Entire Agreement

This Agreement (together with the Confidentiality Agreement) represents the entire agreement and understanding of the Parties with reference to the transactions set forth herein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement and all prior drafts of this Agreement, all of which are merged into this Agreement. No prior drafts of this Agreement may be used to show the intent of the parties in connection with this Agreement or shall otherwise be admissible into evidence in any proceeding or other legal action involving this Agreement.

14.7.	Explicit waivers

The Purchaser hereby explicitly and irrevocably waives its right to (i) benefit from the provisions of article 1223 of the French Civil Code (Code civil) and to accept a partial performance of the Agreement in exchange for a proportional discount of the price (unless otherwise provided, (ii) to benefit from the provisions of article 1226 of the French Civil Code (Code civil) to terminate or intend to terminate the Agreement, (iii) to ask for the caducity of the Agreement due to termination of an agreement supporting the completion of the operations provided therein and (iv) as far as permitted by laws, the benefit of article 1190 and 1602 of the French Civil Code (Code civil).

14.8.	Enforcement

(a)	The Parties agree not to attempt to rescind the rights and obligations granted herein.

(b)	To this effect, the Parties agree to apply the provisions of Article 1221 of the French Civil Code in respect of the subject matter to this Agreement and agree to have their respective undertakings subject to specific performance (exécution forcée) in consideration of the fact that a breach of each such undertaking may not be fully compensated by damages. Each Party further acknowledges and agrees that any specific performance action (exécution forcée) in respect of this Agreement will constitute a balanced course of action falling outside the "manifest disproportion" exclusion contained in Article 1221 of the French Civil Code.

14.9.	counsel and legal advisors

Each Party hereby acknowledges that it has been dully advised by its own lawyers and professional advisors, and therefore acknowledges that it has been duly and independently informed of its rights and obligations under this Agreement and has been able to negotiate the terms of this Agreement. As a consequence, none of the lawyers or professional advisors shall be considered as the sole legal drafter of this Agreement on behalf of all the Parties, and each Party agrees and acknowledges that this Agreement shall not be qualified as an adhesion contract pursuant to the provisions of article 1110 of the French Civil Code (Code civil).

Notwithstanding any provision to the contrary, the Purchaser hereby explicitly acknowledges and agrees that the Sellers may ask for the enforcement of the Purchaser's undertakings if it breaches its obligations under the Agreement, pursuant to the article 1221 of the French Civil Code (Code civil). The Purchaser agrees and acknowledges that this enforcement is feasible and that there is no disproportion between the cost for the Purchaser and its purpose for the Sellers.

14.10.	Waiver of article 1995 of the French Civil Code and termination

Each Party hereby acknowledges that the provisions of Article 1195 of the French Civil Code (Code civil) shall not apply to this Agreement. Accordingly, each of the Parties represents that he, she or it accepts any risk relating to, or resulting from, an unforeseeable change of circumstances within the meaning of article 1195 of the French Civil Code (Code civil).

This Agreement may be terminated at any time prior to the Closing:

(a)	by the mutual written agreement of the Purchaser and the Sellers’ Representative;

(b)	by the Purchaser or the Seller’s Representative, if the Closing has not occurred at the latest by the Longstop Date; provided, however, that such right of termination shall not be available to the Purchaser or the Seller’s Representative, as the case may be, if (respectively) the Purchaser or the Seller’s Representative, failed to fulfil any obligation under the agreement that shall have been the cause of, or resulted in, the failure of the Closing to have occurred prior to the Longstop Date.

14.11.	Waivers and Amendments

No modification of or amendment to this Agreement shall be valid unless in a writing signed by the Sellers’ Representative (in the name and on behalf of the other Sellers) and the Purchaser and referring specifically to this Agreement and stating the Parties' intention to modify or amend the same. Any waiver of any term or condition of this Agreement must be in writing signed by the Party (the Purchaser or the Sellers’ Representative (in the name and on behalf of the other Sellers)) sought to be charged with such waiver referring specifically to the term or condition to be waived, and no such waiver shall be deemed to constitute the waiver of any other breach of the same or of any other term or condition of this Agreement.

14.12.	Severability

This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the Parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and as may be valid and enforceable.

14.13.	Governing Law and Disputes

(a)	This Agreement shall be governed by and construed in accordance with French law.

(b)	Any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Agreement (or any matters contemplated under this Agreement) or its formation or its validity or its interpretation or its performance shall be submitted to the exclusive jurisdiction of the Commercial Court of Paris (Tribunal de commerce de Paris).

[SIGNATURES ON THE NEXT PAGE]

Each Party acknowledge and agree, by exception to the provisions of article 1161 of the French Code Civil, that a Party to this Agreement may represent, and act in the name and on behalf of, another Party and, as such, to irrevocably waive its rights to require the invalidity and nullity of the Agreement or any other agreement or document entered into in accordance with the terms and conditions of the Agreement on the basis of article 1161 of the French Code Civil.

Made in Paris, on 20 August, 2020, in the required number of original copies.

/s/Robert Stefanovich	/s/Cedric Lepee
Cryoport, Inc. By: Robert Stefanovich Title: Chief Financial Officer	Hivest I FPCI Represented by Hivest Capital Partners SAS itself represented by Mr. Cédric Lépée
/s/Cedruc Picaud	/s/Guillaume Chevillon
Monsieur Cedric Picaud	Monsieur Guillaume Chevillon
/s/Cedruc Picaud	/s/Cedruc Picaud
Madame Karine Gradzie By Mr. Cédric Picaud, by power of attorney	Monsieur Tangi Tremorin By Mr. Cédric Picaud, by power of attorney
/s/Cedruc Picaud	/s/Cedruc Picaud
Madame Berangere Delahaye By Mr. Cédric Picaud, by power of attorney	Monsieur Sebastien Oudard By Mr. Cédric Picaud, by power of attorney
/s/Cedruc Picaud
Monsieur Sebastien Oudard By Mr. Cédric Picaud, by power of attorney	Monsieur Nicolas Pedrono By Mr. Cédric Picaud

/s/Cedruc Picaud	/s/Cedruc Picaud
Monsieur Mark Pettler By Mr. Cédric Picaud, by power of attorney	M. Girish Pattathil Radhakrishnan By Mr. Cédric Picaud, by power of attorney
/s/Cedruc Picaud	/s/Cedruc Picaud
Monsieur Wasim Dingankar By Mr. Cédric Picaud, by power of attorney	Advanced Therapy Logistics and Solutions SAS By: Cedruc Picaud
/s/Cedric Lepee	/s/Cecile Levi
ATLAS Co-Invest FPS By: Hivest Capital Partners SAS represented by Mr. Cedric Lepee	TIKEHAU DIRECT LENDING IV By: Tikehau Associe II (SARL), itself represented by Tikehau Investment Management, itself represented by Mr. Vincent Leprevots or Mrs. Cecile Levi
/s/Cecile Levi	/s/Cecile Levi
TIKEHAU MERCATI PRIVATI EUROPEI By: Tikehau Investment Management, itself represented by Mr. Vincent Leprevots or Mrs. Cecile Levi	MTDL By: Tikehau General Partner II (SARL) represented by Tikehau Investment Management, itself represented by Mr. Vincent Leprevots or Mrs. Cecile Levi
/s/Diego Felipe Aponte
FPCI SWEN CO-INVEST 2 By: Swen Capital Partners SA itself represented by Mr. Diego Felipe Aponte